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04046976

Direct Dial + (212) 819-8631 vpupello@whitecase.com

December 15, 2004


RECD S.E.C.
DEC 1 6 2004
1086

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Grupo Industrial Saltillo, S.A. de C.V.
Commission File No. 82-5019

SUPPL

Ladies and Gentlemen:

On behalf of our client, Grupo Industrial Saltillo, S.A. de C.V. (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, a translation of the Company's reformed by-laws.

Please contact Howard Kleinman at (212) 819-8656 or Vanessa Pupello at (212) 819-8631 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Vanessa Pupello (DJD)

Vanessa Pupello

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

VP:vp

Enclosure

(Translation)

GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V.

BY-LAWS

CHAPTER I

NAME, PURPOSE, TERM, DOMICILE AND NATIONALITY OF THE COMPANY

ARTICLE FIRST. Name. The Company's name is GRUPO INDUSTRIAL SALTILLO, which will be followed by the words SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE [VARIABLE CAPITAL STOCK CORPORATION] or by the initials thereof, S.A. DE C.V.

ARTICLE SECOND. Purpose. The Company's purpose will be:

1. To subscribe to, buy and otherwise dispose of shares, capital contributions and partnership interests in all kinds of companies, partnerships and enterprises.

2. With the prior approval of its Board of Directors, to guarantee and endorse as security [**avalar**] obligations of other companies in which the Company is a direct or indirect stockholder or partner.

3. To acquire, sell, adapt, market, build, lease and pledge land, houses, buildings and generally such personal and real property, and any personal and real interests thereto, as may be necessary or advisable to carry on the Company's purposes.

4. To provide and receive technical, administrative, advisory, supervisory and other services.

5. To set up branches, agencies or representative offices and to act as commercial broker, commission agent, representative, intermediary or warehouseman for all types of persons.

6. To register, acquire, hold and dispose of trademarks, trade names, patents, copyrights, inventions, processes and intellectual or industrial property.

7. To lend or borrow money, to provide or receive all kinds of funding, to subscribe to, issue and negotiate with credit instruments, securities and documents, with the participation of such institutions or authorities as may be required by law; to assume other people's obligations under third party debts.

8. To take out civil liability insurance under which it is the beneficiary of any indemnification for damages caused to it by the members of the Board of Directors, the Board Secretary or any Board Committee or by the Company Examiners or officers through unwillful acts or omissions while performing their duties.

9. To carry out such acts and enter into such contracts as are permitted by law and as may be necessary to carry on the Company's purpose.

ARTICLE THIRD. Term. The Company's term will be 100 (one hundred) years following April 26, 2002.

ARTICLE FOURTH. Domicile. The Company will have its registered office in the City of Saltillo, Coahuila. The Company may set up branches, agencies or offices elsewhere in the Republic of Mexico and abroad; as to any act, contract or agreement, submit to foreign laws or to the laws of any State of the Republic of Mexico and to the respective courts or to conventional domiciles in Mexico and abroad for service of process purposes, and appoint agents for service of process purposes or otherwise, without this meaning a change of corporate domicile.

ARTICLE FIFTH. Nationality. This is a Mexican company. Any foreigners who upon the incorporation or at any time thereafter acquire Company shares undertake and agree before the Ministry of Foreign Affairs [**Secretaría de Relaciones Exteriores**] to be regarded as Mexican nationals as to (a) any Company shares or rights that they acquire, (b) any Company property, rights, concessions, capital contributions or partnership interests, and (c) any rights and obligations under contracts to which the Company may be a party, and waive the right to call upon the protection of their governments in connection with such property and rights under the penalty, in the event of breaching their agreement, of forfeiting any rights and property that they may have acquired in favor of the Mexican nation.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE SIXTH. Capital Stock. The Company's capital is variable. The minimum fully subscribed and paid up fixed capital stock without the right to be redeem aggregates Ps.50,000,000, represented by 268,119,870 no-par, single series or free subscription, common registered shares.

The variable portion of the capital stock will have a cap of up to ten times the minimum fixed capital stock and will also be represented by no-par common registered shares with the features set by the General Stockholders' Meeting that approves their issue.

The shares may be subscribed to or acquired by Mexican or foreign individual or corporate investors.

The common shares confer equal rights and impose equal obligations upon their holders and entitle the latter to cast one vote at General Stockholders' Meetings.

In order to avoid groundless distinctions in the quoted price of the shares, the provisional or permanent stock certificates will not differentiate between the shares representing the minimum capital stock and the shares representing the variable capital stock; in the event that a stockholder wishes to exercise his right to redeem shares, Article Seventeenth, last paragraph, hereof, will apply.

ARTICLE SEVENTH. Subsidiaries cannot buy Company Shares. No entity in which Grupo Industrial Saltillo, S.A. de

C.V., holds a majority equity stake may invest either directly or indirectly in the shares of stock of Grupo Industrial Saltillo, S.A. de C.V., or in shares of stock or partnership interests of any other entity which a stockholder of Grupo Industrial Saltillo, S.A. de C.V., whether or not the majority stockholder.

Purchases of shares to implement or comply with stock options granted to the Company's or its subsidiaries' brokers, officers or directors are exempt from the above prohibition, subject to the applicable laws, provided that any shares so acquired do not exceed 25% of all of the outstanding Company stock.

ARTICLE EIGHTH. Issue of Unsubscribed Shares. The Company may issue unsubscribed shares which will be kept in the Company's Treasury, for delivery as they are subscribed to. Any unsubscribed shares may be issued for placement through a public offering, pursuant to Article 81 of the Stock Market Law [**Ley del Mercado de Valores**]. In such an event, and in order to facilitate the public offering, the stockholders, at the General Extraordinary Stockholders' Meeting that approves the issue of unsubscribed shares, must expressly waive the preemptive right [**derecho preferente**] granted to them by Article 132 of the General Business Corporation Law [**Ley General de Sociedades Mercantiles**]. If the quorum required by these By-Laws is present, the resolution [to so waive the preemptive right] will become effective even as to any stockholders that did not attend

the meeting, and therefore the Company will be free to place the shares among investors at large without making the publication required by said Article [132]. If a minority group of stockholders representing at least 25% of the capital stock votes against the issue of unsubscribed shares, such issue may not take place.

ARTICLE NINTH. Stock Certificates. The provisional and permanent stock certificates representing the shares will be consecutively numbered, may be issued for one or more shares and will contain the statements referred to by Article 125 of the General Business Corporation Law and any other statement required by the applicable laws or specifically required by the Stockholders' Meeting that approves their issue, and will bear transcribed Article Fifth hereof.

The provisional or permanent stock certificates will be signed by two Proprietary Directors. The signatures of the Proprietary Directors may be handwritten or else facsimile, provided that, in this latter instance, the original signatures be deposited with the Register of Deeds [**Registro Público de Comercio**] of the corporate domicile.

The provisional and permanent stock certificates may but need not bear attached registered and numbered coupons for the payment of dividends or the exercise of other rights, as determined by a General Stockholders' Meeting or Board of Directors' Meeting.

In the event of loss, destruction or theft of provisional or permanent stock certificates, the owner thereof may request the issue of new stock certificates subject to the provisions of the General Credit Instruments and Transactions Law [**Ley General de Títulos y Operaciones de Crédito**]. The interested stockholder will bear any expenses incurred to issue the new provisional or permanent stock certificate.

As to shares to be deposited with a securities deposit institution, the Company may surrender one or more stock certificates covering all or part of the shares to be deposited, which will be issued to said securities deposit institution and may or may not bear attached coupons as provided in Article 74 of the Stock Market Law.

ARTICLE TENTH. Repurchase of Shares. Besides the events expressly listed in Articles 134 and 136 of the General Business Corporation Law, the Company may buy its own shares of stock through the Stock Exchange [**Bolsa de Valores**] at their current market price, in the following terms and conditions:

(a) The Company will repurchase its own shares out of the stockholder's equity account [**capital contable**] as long as said shares belong to the Company, or to the capital stock if, either before or after their acquisition, a Stockholders' or Board of Directors' Meeting decides to convert them into treasury stock. No resolution of a Stockholders' Meeting will be necessary to so repurchase the shares out of the capital stock.

(b) A General Ordinary Stockholders' Meeting may expressly set the maximum amount of funds which, as long as another Ordinary Stockholders' Meeting does not decide otherwise, the Company may use to repurchase its own shares during the period running from that Stockholders' Meeting to the immediately subsequent Ordinary Annual Stockholders' Meeting; the only limit will be that the sum of any funds to be used for such purpose may never exceed the total balance of the Company's net profits, including retained profits. The Board of Directors will appoint such person or persons as will be liable for repurchasing and placing the Company's own shares.

(c) The Company shares owned by the Company itself may not be represented at Stockholders' Meetings.

(d) The Company's own shares or the treasury stock to which this Article refers, without prejudice of the provisions of the General Business Corporation Law, may be placed among investors at large, without such placement or, if proper, a capital stock increase, depending on whether the Company's own shares of stock or treasury stock are involved, calling for a resolution of a Board of Directors' or Stockholders' Meeting.

(e) The provisions of Article 132 of the General Business Corporation Law shall not apply as to any treasury stock which is once again placed among investors at large as provided in this Article.

ARTICLE ELEVENTH. Stock Transfer Book [**Libro de Registro de Acciones**]. The Company will carry a Stock Transfer Book pursuant to Articles 128 and 129 of the General Business Corporation Law, on which the permanent or provisional stock certificates issued by the Company will be recorded, with an indication of the personal, trade or corporate name, nationality and address of the holders.

Said Stock Transfer Book may be carried by (a) the Secretary or, in his absence, the Assistant Secretary of the Board of Directors; (b) any securities deposit institution, (c) any credit institution, or (d) anyone appointed by the Board of Directors to act as registrar on behalf and in the name of the Company. In want of an express appointment by the Board of Directors, the Stock Transfer Book will be carried by the Secretary and, in his absence, by the Assistant Secretary of the Board of Directors.

Upon request of any interested party, and after the necessary proof has been filed, any transfers and conversion of shares of stock and any creation of real rights, attachments and other liens on the same will be recorded on the Stock Transfer Book.

The Stock Transfer Book will be closed during the period running from the second business day before the holding of a Stockholders' Meeting to and including the date on which the Stockholders' Meeting is held; during said period, no entries

will be made on the Stock Transfer Book and no certifications or certificates will be issued.

In the event that the Company's shares of stock are listed in a stock exchange [**mercado de valores**] of renown, the Stock Transfer Book will be updated for each Stockholders' Meeting with the proof of deposit issued and with the records kept and entries made by the securities deposit institution where the Company's shares of stock are deposited, and the lists issued by the depositories [**instituciones depositantes**] of any holders that complement such certificates [sic], pursuant to the applicable provisions of the Stock Market Law. As to the shares of stock covered by them, such certificates and lists will constitute the respective entry on the Stock Transfer Book.

The Company will consider as legitimate holder of shares only such party as may be recorded as stockholder in the Stock Transfer Book pursuant to Articles 128 and 129 of the General Business Corporation Law and, if proper, whoever files the documentation referred to in Article 78 of the Stock Market Law.

ARTICLE TWELFTH. Requirements to Cancel the Registration of Shares. Prior to canceling the registration of the Company's shares in the Section of Securities of the National Securities Register [**Registro Nacional de Valores**], either upon the request of the Company itself or upon a resolution passed by the National Banking and Securities Commission [**Comisión Nacional**

Bancaria y de Valores], the Company's majority stockholders at the time shall make a public offering [**oferta pública de compra**] to the minority stockholders to buy for at least the higher of (i) the average as of the close of business during the 30 (thirty) days that the shares were quoted, prior to the offering date; and (ii) the book value [**valor contable**] of the shares pursuant to the latest quarterly report filed with the Commission and the stock exchange prior to the offering, unless the National Banking and Securities Commission, upon deciding on the authorization of the public offering to buy shares in order to cancel said registration, authorizes a different price.

Any amendment to this Article of the By-Laws calls (i) for the prior approval of the National Banking and Securities Commission, and (ii) for a resolution of a General Extraordinary Stockholders' Meeting passed with at least 95% of the votes of the shares of stock.

The Company's majority stockholders will not be bound to make said public offering if proof is provided that the consent of all of the stockholders was granted to make the cancellation.

ARTICLE THIRTEENTH. Capital Stock Increases. Any increases in the Company's minimum fixed capital stock without the right to be redeemed will be effected by means of a resolution passed by a General Extraordinary Stockholders' Meeting, and therefore Article Sixth of the By-Laws must be

amended. Any increases in the Company's variable capital stock within the limit set in Article Sixth hereof will be effected by means of a resolution passed by a General Ordinary Stockholders' Meeting. New shares may be issued only after all of the preceding shares have been fully subscribed to and paid up.

The minutes containing the resolutions to increase the capital stock will always be notarized without the need, in the case of variable capital stock increases, to amend the By-Laws or to record the corresponding public deed in the Register of Deeds. Upon passing the respective resolutions, the Stockholders' Meeting that declares the increase, or any later Stockholders' Meeting or else, in the event of omission or delegation by said Stockholders' Meeting, the Board of Directors, will set the terms and guidelines to carry out such increase.

In the event of a capital stock increase by capitalizing premiums on stock, retained profits, reserves or any other stockholders' equity account, the stockholders will participate in the increase in proportion to the number of shares they own. Since the Company's stock certificates do not state a par value, no new stock certificates need be issued in these cases.

All capital stock increases must be entered on the Company's Book of Capital Stock Variations [**Libro de Registro de Variaciones de Capital**].

ARTICLE FOURTEENTH. Right of First Refusal. The stockholders will have the right of first refusal to which reference is made in the following paragraphs of this Article, except as to (i) shares issued to all of the stockholders due to the capitalization of stock subscription premiums [**primas de suscripción de acciones**], retained profits and other stockholders' equity accounts; (ii) any subscription offering made pursuant to Article 81 of the Stock Market Law; (iii) shares issued to represent capital stock increases for up to the amount of the capital stock of any merged company or companies in the event of a merger in which the Company is the surviving business entity [**fusionante**]; (iv) the placement of treasury stock acquired by the Company as the Stock Exchange, pursuant to Article Tenth of these By-Laws; or (v) the issue of treasury stock to convert debentures pursuant to Article 210 Bis of the General Credit Instruments and Transactions Law.

In any capital stock increases carried out by payments in cash or in kind or by capitalizing the Company's liabilities, the holders of the Company's existing, paid up and outstanding shares will have a right of first refusal to subscribe to new shares issued or outstanding to represent the increase, in proportion to the number of shares they own, for a term of 15 (fifteen) calendar days counting from the day following the publication date of the corresponding notice on the *Official Gazette* of the Company's domicile, or from the day following the

date on which the Stockholders' Meeting is held, if all of the shares of stock were represented at the same.

In the case of an issue of shares which, due to the resolution of a Stockholders' Meeting, were deposited with the Company's Treasury for later subscription and payment, the stockholders will have the right of first refusal to subscribe to such shares once they are offered for subscription and payment, unless the stockholders exercised such right upon declaring the respective capital stock increase, or in the event mentioned in Article 81 of the Stock Market Law.

In case some shares of stock remain unsubscribed after the expiration of the term during which the stockholders enjoyed the right of first refusal granted by this Article, such shares may be offered to any person for subscription and payment as determined by the General Stockholders' Meeting that declared the capital stock increase, or as determined by the Board of Directors, on the understanding that the price at which the shares are offered to third parties may not be less than the price at which they were offered to the Company's stockholders for subscription and payment.

ARTICLE FIFTEENTH. Capital Stock Reduction. The capital stock may be decreased by means of a resolution of a General Stockholders' Meeting in order to absorb losses or to refund contributions to the stockholders, as well as (i) in the event that some stockholder wishes to exercise the right of

redemption to which Articles 213 and 220 of the General Business Corporation Law refer; or (ii) in the events of separation to which Article 206 of said Law refers; or (iii) as a result of the purchase of the Company's own shares which are to be converted into treasury stock, pursuant to Article 14 Bis 3, Section I, of the Stock Market Law and Article Tenth hereof.

Any minimum fixed capital stock reductions will call for a resolution of a General Extraordinary Stockholders' Meeting and an amendment to Article Sixth of these By-Laws, in which case the provisions of Article 9 of the General Business Corporation Law must be complied with, if the capital stock reduction is effected to refund contributions to stockholders or to release them from their obligation to pay the unpaid subscription value. The variable capital stock reductions may be carried out by a resolution of a General Ordinary Stockholders' Meeting; the only requirement being that the corresponding minutes be notarized, without it being necessary to record the respective deed in the Register of Deeds.

A Stockholders' Meeting may reduce the capital stock by proportionately affecting all of the stockholders in such manner that, after the reduction, they have the same percentages in the whole capital stock that they had before the reduction, without it being necessary to select the shares to be redeemed by means of a drawing. Since the Company's stock certificates do not

state a par value, it will not be necessary to cancel stock certificates in these cases.

The capital stock may not be reduced to less than the minimum legal amount. All capital stock reductions must be entered on the Company's Book of Capital Stock Variations.

ARTICLE SIXTEENTH. Redemption of Shares with Profits. The Company may redeem shares with distributable profits without decreasing the capital stock. The General Extraordinary Stockholders' Meeting that approves the redemption, besides abiding by the applicable provisions of Article 136 of the General Business Corporation Law, must observe the following specific rules:

(a) The Stockholders' Meeting may agree to redeem shares proportionately among all of the stockholders, so that after the redemption they have the same percentages in the whole capital stock that they had before the redemption, without it being necessary to select the shares to be redeemed by means of a drawing, notwithstanding that the meeting set a specific price.

(b) In the event that the Stockholders' Meeting agrees that the shares be redeemed by buying them at the stock exchange, either a Stockholders' or Board of Directors' Meeting will approve the system to redeem the shares, the number of shares to be redeemed and the person who will act as intermediary or buying agent at the stock exchange.

(c) Except for the provisions of the preceding paragraph (b), in the event that the Stockholders' Meeting set a specific redemption price, the shares to be redeemed will be selected by means of a drawing carried out before a notary public or a commercial broker [**corredor público**]. The certificates of the stock redeemed in the event to which this paragraph (c) refers will be voided.

ARTICLE SEVENTEENTH. Right of Redemption. No resolution of a General Stockholders' Meeting will be necessary for a capital stock reduction as a consequence of a stockholder's wish to exercise his right of redemption pursuant to Articles 220 and 221 of the General Business Corporation Law.

The refund of any shares subject to redemption will be effected at the lower of (i) 95% of the stock exchange quotation value obtained from the average of transactions carried out during the thirty days that the Company's shares were listed prior to the redemption effective date, on the understanding that if the Company's shares are also listed on one or more foreign stock exchanges, the lower value will be taken into consideration to compute the refund; and (ii) the book value of the shares, pursuant to the financial statement approved by a General Ordinary Stockholders' Meeting for the closing of the fiscal year in which the redemption will become effective.

The redemption in whole or in part of any contributions by a stockholder will become effective at the end of the current

fiscal year, if the notice of the decision to exercise the right of redemption is served before the last quarter of said fiscal year, or on the closing date of the immediately subsequent fiscal year if such notice is served during the last quarter of the fiscal year. The refund will be payable by the Company from the day following the holding of the General Ordinary Stockholders' Meeting that approves the financial statement for the fiscal year in which the redemption is to become effective.

The Company's stockholders may not exercise their right of redemption if so doing affects the fixed capital stock without the right to be redeemed. In the event that the Company receives several redemption requests at the same time whose effect is to reduce the capital stock to less than the minimum legal amount, the Company will refund only such shares as do not reduce the minimum fixed capital stock to less than the minimum legal amount; any refund to any requesting stockholder will be made in proportion to the number of shares whose refund was concurrently requested.

CHAPTER III

STOCKHOLDERS' MEETINGS

ARTICLE EIGHTEENTH. Types of Stockholders' Meetings. Stockholders' Meetings may be General or Special Stockholders' Meetings. General Extraordinary Stockholders' Meetings are those (i) called to address any of the issues listed in Article 182 of the General Business Corporation Law (other than variable capital

stock increases and decreases); and (ii) called to approve the cancellation [of the registration] of the Company's shares of stock in the Section of Securities of the National Securities Register and at domestic of foreign stock exchanges in which they are listed, except for [electronic] quotation systems or other markets not organized as stock exchanges; and (iii) called to approve amendments to Article Twelfth of these By-Laws. All other General Stockholders' Meetings will be General Ordinary Stockholders' Meetings.

Special Stockholders' Meetings will be those held pursuant to Article 195 of the General Business Corporation Law.

Any resolutions validly passed by Stockholders' Meetings will be binding upon the Company and upon the absent and dissenting stockholders.

ARTICLE NINETEENTH. Notices for the Meetings. The authority to call Stockholders' Meetings is conferred on (i) the Board of Directors, in which case it will be enough that the notice for any meeting be signed by the Chairman or by the Board Secretary or the Assistant Secretary; and (ii) the Examiners [**Comisarios**]. The stockholders may request that a notice be issued for a Stockholders' Meeting in the cases provided for by the Law. If the Company's shares of stock are listed in the Stock Exchange and in the National Securities Registry, stockholders accounting for at least 10% (ten per cent) of the capital stock may request that a General Stockholders' Meeting be

called pursuant to Article 184 of the General Business Corporation Law.

The notices for Stockholders' Meetings must be published on the *Official Gazette*, or one of the largest circulation dailies, of the corporate domicile, at least 15 (fifteen) calendar days prior to the date set to hold the meeting, if they are to be held pursuant to a first notice, or at least 8 (eight) days if a later notice is issued. The notices will contain the Agenda and must be signed by the person or persons who make them. From the moment that a notice for a Stockholders' Meeting is published, the information and documents related to each item of the Agenda must be made available to the stockholders immediately and for free.

The Stockholders' Meetings may be held without a prior notice if all of the shares of stock are represented at the time of voting. Except for the provisions of the next paragraph, only the issues listed in the Agenda included in the corresponding notice will be addressed at Stockholders' Meetings.

If all of the stockholders are present at an Ordinary, Extraordinary or Special Stockholders' Meeting, the meeting may decide by a unanimous vote on any issue, including any issue which is not listed in the Agenda.

ARTICLE TWENTIETH. Admission to Stockholders' Meetings. In order to prove their right to attend a Stockholders' Meeting, stockholders must deposit their

provisional or permanent stock certificates with the Company's Secretary or with any credit or securities deposit institution. If the stock certificates are not deposited with the Company's Secretary, the deposit institution will issue proof of deposit which, in order to be effective *vis-à-vis* the Company, must contain the holder's personal, trade or corporate name and the number of shares covered by the deposited certificate. Any shares so deposited will be returned on the business day following the day on which the Stockholders' Meeting is held.

The deposit of the stock certificates with the Company's Secretary, or the surrender to the Company's Secretary of the proof of deposit of such certificates, must be made during business hours from the notice publication date (or the next day, if such publication date is a non-business day) to three business days, at the latest, before the date on which the meeting is to be held.

Upon expiration of said term, the Secretary will draw up an attendance list for the Stockholders' Meeting, which before the start of the meeting, will be signed by those entitled to attend the meeting pursuant to this Article or by their representatives. Fulfillment of these requirements is necessary in order to be admitted to the place of the meeting.

ARTICLE TWENTY FIRST. Stockholders' Representatives. The stockholders may be represented at Stockholders' Meetings by

one or more designees appointed by means of a letter proxy executed before two witnesses.

In the event that the Company's shares are listed in the Stock Market and in the National Securities Register, the persons who attend Stockholders' Meetings on behalf of stockholders may prove their qualifications by means of a proxy granted on forms drawn up by the Company, as provided by the applicable articles of the Stock Market Law. During the term to which Article 173 of the General Business Corporation Law refers, the Company must make available the proxy forms to the stock market intermediaries that establish that they represent the Company's stockholders in order for them in turn to make such proxy forms available on time to their principals. The Secretary must make sure that the provisions of this paragraph are complied with and report on such compliance to the Stockholders' Meeting, in order to so state in the respective minutes.

Neither the Directors nor the Examiners may represent stockholders at any Stockholders' Meeting; furthermore, they may not vote their own share in connection with their liability or the approval of the reports to which Articles 166, Section IV, and 172 of the General Business Corporation Law refer.

ARTICLE TWENTY SECOND. Exercise of Corporate and Beneficial [**Patrimoniales**] Rights. Only fully paid up shares [**acciones liberadas**] (and assessable shares [**acciones pagadoras**] whose holders are up-to-date in the payment of capital

contributions) entitle their holders to exercise the corporate and beneficial rights that they confer. Any unsubscribed shares and assessable shares whose holders have defaulted *vis-à-vis* the Company will not be regarded to be outstanding in order to determine the quorum for and the votes at Stockholders' Meetings.

ARTICLE TWENTY THIRD. Chairman and Secretary of Stockholders' Meetings. The Chairman of the Board of Directors will chair Stockholders' Meetings. In his absence, the stockholders will be chaired by the Board Vice Chairman, if any, designated for that purpose, if present, and in the latter's absence, by the person appointed by a majority vote by the stockholders who are present.

The Board Secretary, the Assistant Secretary, if any, or the person thereunto appointed by a majority vote of the stockholders who are present, will act as Secretary at Stockholders' Meetings.

The Chairman will appoint two or more Tellers from among the stockholders who are present or their attorneys in fact, in order to count the shares. The votes at all General Stockholders' Meetings will be cast by raising arms, unless, upon motion of any stockholder, decide a majority of the stockholders present at the Stockholders' Meeting that the votes be cast by ballot.

ARTICLE TWENTY FOURTH. Ordinary and Extraordinary Stockholders' Meetings. A General Ordinary Stockholders' Meeting

will be held at least once every year within 4 (four) months following the end of each fiscal year. In addition to the issues listed on the Agenda, the General Annual Ordinary Stockholders' Meeting must (i) address, approve or change the Board of Directors' report to which reference is made in Article 172 of the General Business Corporation Law, bearing in mind the Examiner's or Examiners' report and the report on any companies a majority of whose shares of stock or equity interests is held by the Company, provided that the value of the investment in each of said companies exceeds 20% of the Company's stockholders' equity, as reflected on the Company's financial statement as of the closing of the corresponding fiscal year; (ii) decide on the allocation of profits; and (iii) appoint the members of the Board of Directors, the Examiner or Examiners and the Proprietary and Deputy Members of the [Board] Committees, and set their remuneration.

A General Extraordinary Stockholders' Meeting will be held whenever there is any issue which should be addressed by it.

ARTICLE TWENTY FIFTH. Quorum for Ordinary Stockholders' Meetings. In order for a General Ordinary Stockholders' Meeting to be regarded legally convened pursuant to a first notice, at least 50% of the outstanding shares into which the paid up capital stock is divided must be represented thereat. Its resolutions will be valid if passed by a majority vote of the shares represented thereat. In the event of a second notice, a

General Ordinary Stockholders' Meeting may be validly held regardless of the number of shares represented thereat, and its resolutions will be valid if passed by a majority vote of the outstanding shares represented thereat.

ARTICLE TWENTY SIXTH. Quorum for Extraordinary and Special Stockholders' Meetings. The following rules will apply to Extraordinary and Special Stockholders' Meetings:

I. In order for a General Extraordinary Stockholders' Meeting to be regarded legally convened pursuant to a first notice, at least 75% of the outstanding shares of stock must be represented thereat, and its resolutions will be valid if passed by the favorable vote of stockholders accounting for at least 50% of the outstanding shares of stock. A General Extraordinary Stockholders' Meeting may be held validly pursuant to a second or later notice if at least 50% of the outstanding shares into which the paid up capital stock is divided are represented thereat, and its resolutions will be valid if passed by the favorable vote of stockholders accounting for at least 50% of the outstanding shares of stock.

II. The rules of Section I of this Article will apply to Special Stockholders' Meetings, making reference to the special category of shares involved.

ARTICLE TWENTY SEVENTH. Postponement of Vote, Opposition and Minutes. Stockholders accounting for at least 10% of the shares represented at a Stockholders' Meeting may request

that the vote be postponed on any issue regarding which they believe they are not fully informed, pursuant to Article 199 of the General Business Corporation Law.

Stockholders accounting for at least 20% of the capital stock may judicially oppose any resolutions passed at General Stockholders' Meetings, provided that they meet the requirements of Article 201 of the General Business Corporation Law; Article 202 of said Law will also apply.

The minutes of Stockholders' Meetings will be transcribed on the Company's Minute Book of Stockholders' Meetings and will be signed by the Chairman and Secretary of the meetings and by the Examiner who attended such meetings.

CHAPTER IV

MANAGEMENT AND SURVEILLANCE

ARTICLE TWENTY EIGHTH. Membership of the Board of Directors. The Company's management will be entrusted to a Board of Directors.

(a) The Board of Directors will be made up by at least 9 (nine) and at the most 20 (twenty) Proprietary Directors, of whom at least 25% must be independent, pursuant to the Stock Market Law. A Stockholders' Meeting may appoint a Deputy Director for each Proprietary Director. If a Stockholders' Meeting expressly agrees, one person may be appointed deputy for two or more Proprietary Directors, on the understanding that if several Proprietary Directors are absent from a meeting, the

respective Deputy Director may only act on behalf of one of them. The Deputy Directors of independent Directors must also be independent Directors. The number of Directors will be set by a General Ordinary Stockholders' Meeting. The appointment or election of the Directors will take place each year at a General Ordinary Stockholders' Meeting, by a majority vote. Stockholders accounting for at least 25% of the capital stock will be entitled to appoint a Proprietary Director and a Deputy Director, who may only substitute for the involved Proprietary Director; said percentage will be of 10% of the capital stock if the Company's shares of stock are listed on a Stock Exchange and in the National Securities Register. Once the appointments by the minority stockholders have been made, a Stockholders' Meeting will determine the total number of members who will make up the Board of Directors and will appoint the other Board members by a majority vote, disregarding the votes of the stockholders who exercise the minority right to which this Article refers.

(b) The Directors may but need not be stockholders; they will hold office for two years, may be reelected or their appointments, even the appointment of Directors appointed by stockholders who exercise their minority right, may be revoked at any time; they will be paid the remuneration set by a General Ordinary Stockholders' Meeting. The foregoing notwithstanding, a General Ordinary Stockholders' Meeting may revoke the

appointments of Directors appointed by minority stockholders only if it also revokes the appointments of all the other Directors.

The Directors will remain in office even if the time for which they were appointed has expired, until new appointments are made and their successors take office. The Directors, Examiners, managers and administrators need not post a performance bond to guarantee fulfillment of their duties, unless the General Stockholders' Meeting that appointed them sets such obligation.

ARTICLE TWENTY NINTH. Board Chairman, Vice Chairman and Secretary. In want of an express appointment by a Stockholders' Meeting, or in the event of resignation or permanent absence of the Board Chairman appointed by a Stockholders' Meeting, the Board of Directors, at its first meeting held immediately after the Stockholders' Meeting that appointed it, or after such resignation or permanent absence, must appoint a Chairman from among its proprietary or deputy members. The Board of Directors may also appoint a Vice Chairman from among its proprietary or deputy members. If a Deputy Director is so appointed, he will become a Proprietary Director. The Board Chairman or, in his absence, a Vice Chairman, will chair Board of Directors' Meetings. The Chairman and, in his absence, the Vice Chairman, will, merely due to their appointments, represent the Board, comply with and enforce any resolutions passed by Stockholders', Board of Directors' and

Committee Meetings, without the need of a special resolution and without prejudice of the Stockholders' and Board's authority to appoint special delegates to carry out specific acts.

In the event that a Stockholders' Meeting fails to appoint them, the Board of Directors must also appoint a Secretary and an Assistant Secretary, who need not be Board members. The Board may in addition appoint persons to hold such other positions as it may deem advisable in order to better perform its own duties.

Any copies or certificates of minutes of Board of Directors', Committee and General Stockholders' Meetings, of any entries on the corporate books and records, and generally of any Company document, may be authorized and attested to by the Secretary or his Deputy, who will be known as the Proprietary Secretary and Assistant Secretary of the Company, and who will be permanent delegates to issue notices for Stockholders' Meetings that the Board decides to issue or that are requested of it by holders of at least 10% of the outstanding shares, pursuant to Article Nineteenth hereof, and to show up before a Notary Public of their choice to notarize the resolutions contained in the minutes of Board of Directors' or Stockholders' Meeting, without needing any express authorization to do so. The Secretary will draw up and transcribe on the respective minute books the minutes containing the resolutions of Stockholders', Board of Directors' and Committee Meetings, as well as any resolutions passed by a

unanimous vote in lieu of holding a Stockholders' or Board of Directors' Meeting, and will issue certificates of said minutes or resolutions and of any appointments, signatures and authority of the Company officers and attorneys in fact. The Secretary and his Deputy will hold office for as long as no new appointments are made and their successors have not taken office.

ARTICLE THIRTIETH. Board of Directors' Meetings. The Board of Directors will meet at least once every 3 (three) months, on such dates as the Board of Directors may set for the year at the first meeting held during the first quarter of each fiscal year, without it being necessary to issue notices for Board members to attend previously schedule meetings as per the meeting schedule approved by the Board.

In addition, the Board may meet on any other date stated on a notice issued to all Proprietary and Deputy Directors via mail, telegram, telefax, courier or any other means that allows for the receipt of such notice at least 5 (five) days prior to the date set to hold the meeting. The notices may be made by the Chairman of the Board of Directors, any Directors accounting for at least 25% of all of the Board membership, or any Examiner. In any event, the Company Examiners must be invited to attend Board Meetings. Besides the event provided for in the first paragraph of this Article, the Board of Directors may assemble at any time and without a prior notice if all of the proprietary Board members are present. The Board Meetings will

be held at the Company's domicile or elsewhere as previously determined by the Board of Directors. The minutes containing Board resolutions must be signed by whoever acted as Chairman and Secretary at the corresponding meeting and will be transcribed on a specific book that the Company will carry for such purpose.

The Directors and Examiners involved in any transaction which is contrary to the Company's interests must so advise the other Directors and abstain from discussing such issue [and], in the case of the Directors, [from passing] any resolution thereon. Anyone who contravenes this provision shall be liable for any damages caused to the Company.

ARTICLE THIRTY FIRST. Convening and Resolutions of Board of Directors' Meetings. In order for Board of Directors' Meetings to be regarded legally convened, a majority of the Proprietary Directors or their deputies, if any, must be present thereat. The Board will pass its resolutions by a majority vote of the Directors present. In the event of a tie, the Chairman will cast the tie-breaking vote.

ARTICLE THIRTY SECOND. Resolutions without Holding a Board Meeting. Pursuant to Article 143, last paragraph, of the General Business Corporation Law, the Board of Directors may validly pass resolutions without holding a formal meeting; the Board Committees may do the same. Any resolutions passed without holding a meeting must be approved by the favorable vote of all the proprietary Board or Committee members or, in the event of

the permanent absence or disability of any of them, by the favorable vote of the corresponding deputy members. Any resolutions thus passed must be confirmed in writing, will be transcribed on the Minute Book of Board of Directors' Meetings, and will be signed by the Chairman and the Secretary. The confirmation in writing must be sent to the Chairman or the Secretary via mail, telefax or courier service.

ARTICLE THIRTY THIRD. Board of Directors' Duties and Authority. The Board of Directors will run and manage the Company and decide on everything regarding the pursuit of the Company's purposes, and:

(i) Define the Company's strategy.

(ii) Make sure that the stockholders and the market [sic] have access to the Company's information pursuant to the Stock Market Law and general rules.

(iii) Implement internal control mechanisms.

(iv) Make sure that the Company has the necessary mechanisms to comply with the applicable laws.

(v) Regularly assess the Chief Executive Officer's and top-ranking officers' performance.

(vi) Review the report issued by the Audit Committee to which reference is made in Article Thirty Fifth hereof, and appraise the findings or recommendations made in the same.

The Board of Directors is the Company's legal representative with authority, in the name and on behalf of the

Company, to carry out any acts which the Law or these By-Laws do not reserve to Stockholders' Meetings. The Board of Directors will have the following authority and obligations by way of illustration and not by way of limitation:

I. A general power of attorney for lawsuits and collections, with all of the general authority and the special authority that calls for a special clause pursuant to law, without limitation, as provided in Article 2554, first paragraph, of the Civil Code for the Federal District and the corresponding Article of the Civil Code for each other State of the Republic of Mexico and the Federal District. The Board of Directors has the following authority by way of illustration and not by way of limitation: to file complaints, press criminal charges and grant acquittals, to join criminal procedures as aggrieved party or assistant; to drop any actions filed by it, including **amparos** [proceedings seeking protection under constitutional grounds]; to make settlements, submit to arbitration, answer and propound interrogatories, assign property, challenge judges, receive payments and carry out all acts specified by law, and represent the Company before judicial and administrative, criminal, civil or other authorities, and before labor authorities and courts.

II. A general power of attorney for acts of administration and acts of ownership, pursuant to Article 2554, paragraphs second and third, of the Civil Code for the Federal District and the corresponding Article of the Civil Code for each

other State of the Republic of Mexico and the Federal District, on the understanding that the Board of Directors will need the prior authorization of a General Ordinary Stockholders' Meeting to buy or sell shares or exercise the right of redemption, only in the following events:

(a) In the event that the purchase value of another company's shares or partnership interests in one or more series of concurrent or successive purchases, exceeds 20% of the Company's stockholders' equity, as reflected on its latest financial statements. No approval of a General Ordinary Stockholders' Meeting shall be necessary if shares or partnership interests of other companies are purchased whose activities are the same as the activities of the Company's subsidiaries.

(b) In the event that the sale value of another company's shares or partnership interests in a single or series of concurrent or successive sales, exceeds 20% of the Company's stockholders' equity as reflected on its latest financial statements. The approval of a General Ordinary Stockholders' Meeting will also be necessary if shares or partnership interests are sold which involve, in a single or a series of concurrent or successive sales, the loss of control of the company involved, whose activities are the same as the Company's activities.

(c) To exercise, pursuant to Article 220 of the General Business Corporation Law, the right of redemption of the shares of stock of companies in which the Company may be a

stockholder, if such an action involves, in a single or several concurrent or successive transactions, the refund of shares whose value exceeds 20% of the Company's stockholders' equity, as reflected on its latest financial statements. The approval of a General Ordinary Stockholders' Meeting will also be required if the redemption implies, in a single transaction or several concurrent or successive acts, the loss of control of the company involved whose activities are the same as the Company's activities.

III. A power of attorney to appoint and remove the Chief Executive Officer [**Director General**] and any other Managing Director and General or Special Manager, and other Company officers, attorneys in fact, agents and employees, and to set their authority, duties, labor conditions and pay.

IV. To issue, draw, subscribe, accept, endorse for deposit [**endosar**], endorse as security [**avalar**] and otherwise negotiate with all kinds of credit instruments, pursuant to Article 9 of the General Credit Instruments and Transactions Law.

V. To open and cancel accounts with any bank or any other financial intermediary, and to make deposits in and withdraw from said accounts, and to appoint the persons who may draw against them and to set the specific authority of such persons.

VI. To call General Ordinary, Extraordinary or Special Stockholders' Meetings and to enforce their resolutions.

VII. To draw up internal labor regulations.

VIII. To appoint and remove the Company's external auditors.

IX. To set up Company offices and branches and to stipulate domiciles for contract and tax purposes, elsewhere in the Republic of Mexico or abroad.

X. The authority, which cannot be delegated, to determine how the Company-owned shares will be voted at Stockholders' Meetings of companies in which the Company owns a majority equity interest.

XI. The authority, which cannot be delegated, to approve (i) any transactions not falling in the regular course of business between the Company and its partners, or with persons forming the Company's management or with whom such persons have equity relations or else a relationship by blood or kinship by marriage up to the second degree, the spouse or concubine; (ii) the purchase or sale of property for up to 10% or more of the [value of the] assets; (iii) the posting of guaranties for an amount in excess of 30% of the [value of the] Company's assets; and (iv) transactions other than the preceding transactions that do not fall within the regular course of business and that represent over 1% of the Company's assets. The members of the Board of Directors will be liable for any resolutions they pass in connection with the matters to which this paragraph refers unless, not being at fault, they expressed their inconformity at

the time of discussing and deciding in connection with the involved act, or did not attend the Board Meeting at which such resolution was passed.

XII. To confer, grant, revoke or modify general or special powers of attorney and, if proper, within the limit of its own authority, to grant the authority of substitution, other than in connection with any authority whose exercise is entrusted only to the Board of Directors by law or hereunder, and to reserve the exercise of its own authority.

XIII. To take out, on account of the Company, and to enter into such agreements and carry out such acts as may be advisable or necessary to take out, civil liability insurance of which the Company may be the loss payee, in connection with the obligation to indemnify the Company for any damages incurred by the members of the Board of Directors, including the members of the Committees to which these By-Laws refer, or the Examiners or the Chief Executive Officer or the Secretary or Assistant Secretary of the Company's Board of Directors or any of said Committees, due to acts or omissions unwillfully committed while performing their duties.

XIV. To carry out all of such acts as are authorized by these By-Laws or which are a consequence of the same.

XV. To authorize, when necessary pursuant to Article 14 Bis 3 of the Stock Market Law, the purchase at a stock exchange of the Company's own shares of stock in the terms of the

applicable laws, and their later placement as provided in Article Tenth hereof.

ARTICLE THIRTY FOURTH. Appointment of Officers. The Chief Executive Officer appointed by Board of Directors to take over the operation and direction of the Company's business will have the authority conferred upon it by the Board. The Chief Executive Officer may but need not be a stockholder or Director and will hold office indefinitely until the Board of Directors revokes his appointment or accepts his resignation.

ARTICLE THIRTY FIFTH. Audit Committee. The Company will have an Audit Committee made up by at least three Directors; the Committee Chairman and the majority of the Committee members must be independent; the Examiner or Examiners will be invited to join Committee meetings and he or they will attend as guests, and may speak up but not vote at such Committee meetings. The Audit Committee will have the following duties, among others:

(a) to draw up a yearly report on its activities for filing with the Board of Directors;

(b) to report on transactions carried out with related persons to which reference is made in Article Thirty Third, Section XI, subsection (i), hereof; and

(c) to propose the hiring of independent specialists where it deems it advisable, in order for them to render an opinion regarding the transactions to which Article Thirty Third, Section XI, hereof refers.

The Audit Committee report must be submitted to the Board of Directors in order for the latter to attach it to the annual report that it will submit to a Stockholders' Meeting as provided in Article 172 of the General Business Corporation Law.

The Audit Committee members and the Examiners who in any transaction have any interest not consistent with the Company's interests, must so advise the other Committee members and abstain from engaging in any discussion and resolution. Anyone who contravenes this provision shall be liable for any damages caused to the Company.

ARTICLE THIRTY SIXTH. Other Committees. If a General Ordinary Stockholders' Meeting so decides, the Company may also create one or more additional Committees as intermediate management bodies. Each Committee will be made up by an uneven number of Proprietary and Deputy Directors appointed by a General Ordinary Stockholders' Meeting from among the proprietary or deputy members of the Board of Directors.

The Audit Committee and the other Committees appointed will act always as a collegiate body [i.e., as a three-member body]. The Committee members will hold office one year and until their successors have taken office; they may be reelected, or they may be removed at any time, and will be paid as decided by a General Ordinary Stockholders' or Board of Directors' Meeting. The appointment of any [Committee] member will be regarded

revoked upon his ceasing to be a member of the Board of Directors.

The Committees will meet when and as often as determined by each Committee at the first meeting held in each fiscal year, and it will not be necessary to call the Committee members to attend meetings that have been previously scheduled pursuant to the meeting calendar approved by the Committee. In addition, each Committee will assemble whenever the Committee Chairman, two proprietary Committee members or some Examiner so decide, pursuant to a three-day advance notice on all proprietary Committee members and the deputy Committee members that may be necessary; the Company Examiners must always be invited to Committee meetings, at which they may speak up but not vote. The notice must be sent out via mail, telegram, telefax, courier or any other means providing conclusive proof of receipt, issued at least three (3) days in advance. The notice may be signed by the Chairman of said Committee or by the Secretary, or by the Assistant Secretary, of the Company's Board of Directors, who will hold the same position in the Committee, unless such Committee appoints a specific Secretary. The Committees may meet at any time, without a prior notice if all of the proprietary members are present.

In order for Committee meetings to be regarded legally convened, a majority of the Committee members must be present thereat. The resolutions must be passed by the favorable vote of

a majority of the Committee members and may be passed without holding a Committee meeting with the unanimous resolution in writing of its members. The Committee Chairman will not cast the deciding vote in the event of a tie.

The Audit Committee and all other Committees will have such authority and carry out such duties as are expressly conferred upon or entrusted to them hereunder, by the Stockholders' Meeting that creates them or by the Board of Directors. Such authority will not include the authority reserved by law or these By-Laws to a General Stockholders' or Board of Directors' Meeting. No Committee may delegate its authority on anyone, but may designate delegates to carry on its resolutions. Each Committee Chairman will be empowered to enforce such resolutions individually, without any express authority. Each Committee member must report to the Board of Directors, each year, on the activities it carries out or else when in its opinion some facts or acts take place which are transcendental for the Company. Minutes will be drawn up of each Committee meeting which will be recorded on a special book, and which will attest to the attendance of the Committee members and the resolutions passed and which must be signed by whoever acted as Chairman and Secretary. Any unanimous resolutions passed without holding a meeting will be signed by those who passed them and will be transcribed and then signed by the Secretary on said book.

ARTICLE THIRTY SEVENTH. Examiners. The Company's surveillance will be entrusted to one or more Examiners, who will have their own deputies, appointed by a General Ordinary Stockholders' Meeting and who need not be Company stockholders. The Examiners and their deputies, if any, will be appointed each year, may be reelected one or more times and will hold office until a Stockholders' Meeting makes new appointments and their successors take office. The Examiners will have the authority and duties listed in Article 166 of the General Business Corporation Law and these By-Laws.

In addition to the Board of Directors' Meetings, the Examiners must be invited to meetings of all intermediate management bodies on which the Board of Directors delegated some authority.

In the event that the Company's shares of stock are listed on a Stock Exchange and in the National Securities Register, the holders of shares accounting for at least 10% of the capital stock may appoint an Examiner. The appointments of the Examiners appointed pursuant to this paragraph may be revoked only if the appointments of the other Examiners are also revoked.

CHAPTER V

FISCAL YEAR AND FINANCIAL INFORMATION

ARTICLE THIRTY EIGHTH. Fiscal Year. The Company's fiscal year will run from January 1st to December 31st of each year. In the event that the Company is liquidated, merges with

another company and is not the surviving company, or is extinguished as a result of a spin-off, its fiscal year will end prematurely on the liquidation, merger or spin-off effective date and in the first case [i.e., the liquidation] it shall be deemed that there is a fiscal year throughout the time that the Company is in liquidation.

ARTICLE THIRTY NINTH. Annual Financial Report. Within four months following the end of each fiscal year, the Board of Directors will prepare at least the following information taking into consideration the report of the Audit Committee to which Article Thirty Fifth hereof refers:

I. A report on the Company's business during the fiscal year and on all the policies followed by the Board and, if proper, the principal existing projects;

II. A report listing and explaining the main accounting and reporting policies and criteria followed to draw up the financial information;

III. A statement showing the Company's financial condition as of the fiscal year end;

IV. A statement showing, duly explained and classified, the Company's profits during the fiscal year;

V. A statement showing the changes in the financial condition that took place during the fiscal year;

VI. A statement showing the changes in the stockholders' equity items that took place during the fiscal year; and

VII. Such notes as may be necessary to complement and clear up the information provided pursuant to the above statements.

The report to which this Article refers, together with the Audit Committee report and the Examiner's or Examiners' report, must be made available to the stockholders forthwith and for free, from the moment that the notice is issued to hold the General Stockholders' Meeting which is to address the same.

ARTICLE FORTIETH. Profits. The net profits for each fiscal year appearing on the Financial Statements duly approved by a General Ordinary Stockholders' Meeting will be allocated as follows:

I. 5% of the net profits will be set aside to form, increase or replenish the legal reserve fund, until such fund equals 20% of the capital stock.

II. Such amounts as a Stockholders' Meeting may agree upon will be set aside to create or increase general or special reserves.

III. The balance will be applied as decided by Stockholders' Meeting, on the understanding that no profits may be distributed as long as any losses sustained in prior fiscal

years have been offset or absorbed, or the capital stock has been reduced in the amount of the losses.

All of the shares of stock which are fully paid up when a dividend is declared will be entitled to a proportional part of such dividends. Any shares paid up in part will share in the dividend to the extent that they are paid.

The Company's founding partners did not reserve any special participation in the Company's profits.

ARTICLE FORTY FIRST. Losses. The losses, if any, will be borne by the stockholders in proportion to the number of shares they own and up to their participation in the capital stock.

CHAPTER VI

DISSOLUTION AND LIQUIDATION

ARTICLE FORTY SECOND. Dissolution. The Company will be dissolved in any of the events to which Article 229 of the General Business Corporation Law refers.

ARTICLE FORTY THIRD. Appointment of Liquidator. Once dissolved, the Company will be liquidated. A General Extraordinary Stockholders' Meeting will appoint one or more liquidators as well as deputy liquidators, if it so wishes, who will have the authority conferred upon them by the General Business Corporation Law or the Stockholders' Meeting that appoints them.

ARTICLE FORTY FOURTH. Liquidation. The liquidator or liquidators will carry out the Company's liquidation pursuant to the guidelines set by the Stockholders' Meeting [that approved the liquidation] or else pursuant to the following guidelines and the provisions of Chapter XI of the General Business Corporation Law:

I. They will wind up the [Company's] business as they may deem advisable;

II. They will pay out the debts by selling the Company's assets that may be necessary for such purpose;

III. They will draw up the final liquidation balance sheet and submit it to a Stockholders' Meeting for approval; and

IV. Once the final liquidation balance sheet has been approved, they will distribute any distributable net assets among the stockholders as provided hereunder and upon surrender and cancellation of the stock certificates. In the event of any disagreements among the liquidators, the Examiner must call a General Extraordinary Stockholders' Meeting to settle any issues as to which they disagree.

ARTICLE FORTY FIFTH. Duties During the Liquidation. During the liquidation, Stockholders' Meetings will be held as provided hereunder and the liquidators will have the duties that the Board of Directors has during the Company's regular life. The Examiners, as to the liquidators, will have the duties they

have during the term of the Charter and By-Laws vis-à-vis the Board of Directors.